Exhibit 99.1

Volvo Trucks Secures Major Hungarian Order

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 21, 2006--Volvo Trucks' (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) Hungarian subsidiary, Volvo Hungary Trading and Services Kft, has received an order for 1,000 trucks from Waberer's Optimum Solution, a transportation and logistics company. The trucks will be delivered over a three-year period.

Waberer's Optimum Solution is a privately owned transportation and logistics company that provides transport assignments in Hungary and in Western and Eastern Europe. Volvo accounts for most of the company's fleet of trucks and the renewed contract with Volvo as supplier is based on good service and a well-developed network in the aftermarket.

The order is for 1,000 Volvo FH trucks equipped with the new 13-liter engine that was launched during autumn 2005. The new trucks will be delivered over a three-year period, starting now in June.

Volvo Trucks started to cooperate with Waberer's Optimum Solution as early as 1997 and the first order for a 500 trucks was received in 1998. Subsequently, Volvo Trucks has delivered 100 to 150 trucks to the company annually.

A total of 492 vehicles were delivered to Hungary in 2005.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Carin Varverud, 31-66 18 26
mobile: 703-18 31 05
carin.varverud@volvo.com